UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Antero Midstream Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03676B 102

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03676B 102

SCHEDULE 13D

1	Name of Reporting Person Antero Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 51,419,936

	8	Shared Voting Power 158,419,937*

	9	Sole Dispositive Power 51,419,936

	10	Shared Dispositive Power 158,419,937*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 158,419,937*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.47% (1)

14	Type of Reporting Person CO

*                 Calculated in the manner set forth in Item 5.

(1)         Based on 503,419,919 Shares outstanding as of November 12, 2019.

Explanatory Note: On November 12, 2019, certain funds affiliated with Warburg Pincus LLC sold all of their 22,965,437 shares of common stock of Antero Midstream Corporation and certain funds affiliated with Yorktown Partners, LLC sold 3,000,000 shares of common stock of Antero Midstream Corporation. Antero Subsidiary Holdings LLC (“AR Sub”), a wholly owned subsidiary of Antero Resources Corporation (the “Reporting Person”), Paul M. Rady and Glen C. Warren, Jr. are, and, prior to such sale, the Warburg Entities and the Yorktown Entities were, party to that certain Stockholders’ Agreement, dated March 12, 2019, and as a result may be deemed to have formed a Section 13(d) group. As a result of such sale, the Warburg Entities and the Yorktown Entities are no longer party to the Stockholders’ Agreement. Because the Reporting Person is the sole member of AR Sub, it may be deemed to beneficially own the shares of Antero Midstream Corporation common stock beneficially owned by AR Sub based on its relationship with AR Sub. Although none of Antero Resources Corporation, AR Sub, Mr. Rady or Mr. Warren sold shares of Antero Midstream common stock, the Reporting Person is filing this Amendment No. 3, which amends and supplements the Statement on Schedule 13D filed on March 14, 2019 (as amended by the Amendment No. 1 filed on May 24, 2019, and as further amended by the Amendment No. 2 filed on September 5, 2019, the “Original Schedule 13D”) with the Securities and Exchange Commission to reflect the sales made by the Warburg Entities and the Yorktown Entities. The Original Schedule 13D is hereby amended and supplemented by the Reporting Person, as set forth below (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 5.                                    Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) — (b) The Reporting Person is the record owner of 51,419,936 Shares of the Issuer, representing 10.21% of the outstanding Shares of the Issuer. Antero Subsidiary Holdings LLC (“AR Sub”), a Delaware limited liability company and wholly owned subsidiary of the Reporting Person, is the record owner of 107,000,001 Shares of the Issuer, representing 21.25% of the outstanding Shares of the Issuer. Because AR Sub is a party to the Stockholders’ Agreement (as defined below), AR Sub may be deemed to beneficially own all Shares in the Issuer owned by the parties to the Stockholders’ Agreement. The parties to the Stockholders’ Agreement, including AR Sub, collectively own 156,471,715 Shares in the Issuer, representing 31.08% of the outstanding Shares of the Issuer. Because the Reporting Person is the sole member of AR Sub, it may be deemed to beneficially own the Shares of the Issuer beneficially owned by AR Sub based on its relationship with AR Sub. The Reporting Person disclaims beneficial ownership of these Shares except to the extent of its pecuniary interest therein. The parties to the Stockholders’ Agreement have filed separate Schedule 13Ds with respect to their interests.

(c)          Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Shares of the Issuer since the filing of the Original Schedule 13D.

(d)         Not applicable.

(e)          Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2019

ANTERO RESOURCES CORPORATION

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer